
Son
The American Anchovy
Nước Mắm Cá Cơm Mỹ

INVEST IN **SON FISH SAUCE**

Authentic Vietnamese Fish Sauce Company With Zero Waste Mission

sonfishsauce.com Monterey, CA

Highlights

1. Our product is artisanal, traditional Vietnamese fish sauce. Aged for one year.

2. Eight contracts already signed with distributors, all around the world, worth $14.5 million.

3   On track to do $1 million in revenue in first 12 months of product launch. (Can't be guaranteed).

4   Like the Alaska pollock, we believe The American Anchovy is the Next Billion Dollar fish.

5   We are pioneering the use of The American Anchovy to make fish sauce.

6   In midst of 50 year cycle of most abundant supply of anchovies available on the West Coast of CA.

7   A healthier, better substitute for table salt for Americans, with a rich, umami taste.

8   Experienced CEO (Danny Tran) with 20 years of product development experience, operations, finance.

Featured Investor

 **Darren Dang** [in]

Invested $5,000 ⓘ

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"As a lead investor, I'm excited to endorse Son Fish Sauce, an artisanal Vietnamese fish sauce company with a zero-waste mission. Their unique use of American anchovies, along with a traditional fermentation process, positions them as a premium alternative to mass-produced competitors. With $14.5M in distribution contracts, and a first-year revenue target of $1M, Son Foods is poised for significant growth. Their commitment to quality, sustainability, and impressive margins make this an excellent investment opportunity. I love the billion-dollar fish story and the passion of the founder. Let's help make Son Fish Sauce the salt replacement!"

Our Team



Danny Tran Founder

Experienced entrepreneur with deep expertise in the food and beverage industry, and multi-cultural marketing and business development.



Tuyen "Albee" Tran Founder

Fourth generation fish sauce owner, with experience in production and manufacturing.



Je Shin CSO

Deep sales experience as a Broker, and the founder of BridgeGap Sales. BSBA degree from the Sam Walton College of Business at the University of Arkansas. Go Razorbacks!



Jimmy Tran COO

Founder of Worldcraft Logistics, Fast 50 Asian American Business Excellence Award. Graduate of University of California, Riverside. On a mission to complete 50 marathons in 50 states.



Ky Truong CMO

Experienced marketing leader. Previously at Apple. Founder of Designed by Ky, a marketing agency that has led campaigns for clients including Hublot, VinFast Auto, and Maven's Creamery.



Christina Bui Advisor

Advisor, investor & executive with 30 years experience in tech, consumer products & VC. Managing Director of Robert Half's (NYSE: RHI) Retained Executive Search practice. Recognized as one of the "Most Influential Women in Business" by SF Business Times.



Brittany Tran Advisor

Experienced brand strategy marketer, with a background in filmmaking, entertainment, media, and agency work. Formerly an International Producer at Netflix focused on APAC Original content and a commercial producer at Shooting Gallery Vietnam.



Martin Phan Advisor

Experienced Vietnam market entry strategist at DKSH Co. Ltd, helping global high-end consumer brands enter the Vietnam market. Led and managed an annual 70 million USD revenue product portfolio with impressive annual 02-digit growth.



Benny Luo Advisor

Benny Luo is the founder and CEO of NextShark, the leading platform for Asian and Asian American news and culture, dedicated to empowering underrepresented communities through impactful storytelling. In 2018, Luo made the Forbes 30 under 30 list in media.

The American Anchovy: The Next Billion Dollar Fish



We're excited to share compelling reasons to invest in Son Foods Inc. and the driving factors behind our marketplace growth.

The most compelling reasons to invest in us are:

- Nearly $15M in contracts ready to order in the next 2-3 years

- The product has proven to have demand. Just need capital to fulfill

- The product has proven to have demand. Just need capital to fulfill purchase orders

- Fully developed supply chain in Monterey, CA (sourcing) and Phu Quoc, Vietnam (fermentation and bottling)

- Experienced CEO with 20 years of product development experience, operations, finance, and strong execution

If you have any questions or would like to set up a meeting with our CEO, please contact us at info@sonfishsauce.com. We're eager to provide the information you need for this investment opportunity!

The Origin Story

Our story begins on the island of Son Rai, in southwest Vietnam. Danny Tran, founder and CEO of Son Fish Sauce, discovered the magic of fish sauce through his wife's family.



Phu Quoc, Island - Vietnam

Inspired by traditional methods, Danny decided to bring this authentic sauce to the market after learning its importance from top chefs across sauce to the market after learning its importance from top chefs across America, who regard fish sauce as their secret ingredient.

The Fish Sauce Industry Is Booming

The fish sauce is a $30B global total addressable market, The category in the United States has been growing at an unprecedented rate in recent years ($1.8B annual).



Source for market size: https://www.futuremarketinsights.com/reports/fish-sauce-market

What's driving this growth? Americans and customers worldwide are seeking alternative ways to flavor their dishes with a better salt substitute. Son Foods utilizes anchovies, barrel aged for 1 year in sub-tropical environments, to create our umami rich fish sauce for the masses.

A Healthy Alternative For Table Salt

Fish sauces, like Son Fish Sauce, add flavor to dishes, acting as a full replacement for table salt. This healthier option allows consumers to add the popular flavor of umami which has become a popular and sought after flavor infusion in dishes in the United States.



Our fish sauce is fermented for 1 year using sea salt, requires only a few drops to burst with flavor, reducing overall sodium intake. Additionally, our anchovies are high in fish oil protein and are wild-caught, never farmed.

Large Contracts Secured 3 Years Out

Son Foods Inc. has secured contracts totaling $14.5M for 2024, 2025, and 2026. The demand for our high-quality, flavorful sauce is significant, and we are raising capital to fulfill these sizable contracts in the United States, Asia, Australia, and Europe.

Market Traction





8/units
per location per week

$14.5M of Secured Contract
Orders for next 18 months

50 Year Cycle And Anchovy Glut Growth

The cycle for anchovies is here. The timing is impeccable to launch a product made from anchovy oil since not only are anchovies abundant in the United States, they are at an all-time low in cost. It takes $1 of anchovies to make $16 worth of Son Fish Sauce, so the margins are also incredibly strong out the gate with this brand.

Our CEO, Danny Tran, has strategically chosen the right time to harvest anchovies. Every 50 years, there is an abundance of anchovies due to ecological cycles. We aim to create a micro-economy by utilizing these plentiful resources to produce high-quality, healthy fish oil.

Our Fish Sauce and How It's Made

We begin by sourcing anchovies off the West Coast of the United States. There is an over abundance of anchovies in the Pacific Ocean due to the 50 Year Cycle between Sardines and Anchovies, so fishing and sourcing from here is no problem for Son Foods, with wide availability at rock bottom pricing.

We harvest specifically in Monterey Bay, CA and then all the fish are shipped to Phu Quoc Island in Vietnam. Mother Nature then does her work: The fish are stored in wooden barrels in a tropical environment, essentially sweating the fish oil out of the fish cooking the fish. We add sea salt to start the fermentation process to keep the fish from going bad, but just enough to slowly break it down. This process will take up to a year. The oil that comes out is our liquid gold, blended to perfection and bottled as quickly as possible.


How It's Made
#2
Fermented for 1 Year in Vietnam
#3
Final Bottled Product Shipped to U.S.
#1
Anchovies sourced West Coast of U.S.

As mentioned above, we feel it's important to describe how large mass market competitors are bottling versus what we do. The top fish sauce companies in the world are buying dead fish, powderizing them, and then adding chemicals and preservatives to simulate the taste of authentic fish sauce. We wanted to do it the right way with proper fermentation, and we are proud to be going toe to toe with the largest

fish sauce companies in the world with a superior product.

Above Other Fish Sauces: Quality Is Key

We compete on quality in every way possible. From the way we naturally ferment our product with sea salt, to minimal processing, and also minimal ingredients that are in our fish sauce.

Beyond just the fish sauce itself, we add yeast extract, stevia (natural sweetener), and natural flavor to ensure the taste stays consistent throughout the shelf life of our product. We wanted to achieve a taste that the mainstream consumers are used to experiencing in fish sauce.

Quality Comparison
Son Fish Sauce
Simple ingredients: Less than 5 total
Properly fermented for 1 year
Real live/fresh anchovies where sauce is bottled
Less sodium (using sea salt vs processed salt)
Other Fish Sauces
More than 15 ingredients
Not made by fermentation: Artificially Flavored
Powderized/Processed fish used
No fish in them! Anchovy 'extract' made from dead fish mixed with water, sugar, chemicals, & preservative
Son
The American Anchovy

We prioritize quality in every step of our process, from natural fermentation with sea salt for 1 Year to minimal processing and clean ingredients.

Comparison with Competitors:

- Son Foods: Uses real fish, naturally fermented, natural ingredients.

- Competitors: Use fish powder, chemicals, and artificial ingredients, leading to potential health concerns.

Market Traction and Large Contracts of $14.5M Over 3 Years

Our overall go-to-market strategy is to focus on 3 core revenue streams and not have all our eggs in one basket (or all of our fish in one barrel we would say!)

- Wholesale into retail stores in the United States.

- International customers, starting with Asia, Australia, and Europe.

- Ingredient wholesale for branded foods and dishes.

Originally based in Southern CA, we began shipping our product in the 3rd quarter of 2023, starting in local retail locations to test out our fish sauce. We launched in 3 regions of Whole Foods (Southern California, Northern California, and Northeast) Our brand is also in select natural stores in Southern California such as Bristol and other retail locations near where we started.

The velocity of our fish sauce has performed at 8 units per store per week at local Whole Foods, which is above the average fish sauce on shelf in these retailers. Our product in these American retail stores are also out-selling Asian supermarkets. This tells us the American palate is ready for our fish sauce and the sales velocities in California are reflecting this trend.

Our Model

Wholesale Accounts   *International Customers*   *As Ingredient*



Having launched in local retail locations and local Whole Foods regions, we are in discussions with major retailers like Walmart/Sam's Club, Krogers, and Costco for further expansion.

Costco, in fact, already utilizes our fish sauce as an ingredient for their own (private label) branded products, so we are looking to expand into more regions with our partnership. EREWHON is another natural retailer, located in Southern California, that uses our fish sauce as an ingredient for many of their food & sauces that they sell .

In addition, our pending orders for 2025 and 2026 will be shipping not only to the United States, but also 3 other continents in Asia, Australia, and Europe. Anchovies are a delicacy abroad and we are excited to leverage this demand internationally.

We also have secured $14.5M in contracts from customers throughout these different revenue streams through 2026. We plan to start shipping these orders soon.

Strong Margins and Cash Flow

Due to the abundance of anchovies, we are seeing record-high margins based on our cost to harvest this fish and also produce it globally. Currently, $1 of anchovies makes $16 of sellable Son Fish Sauce, so our margins including shipping, packaging, and distribution is over 50%.

Our business model, requiring a 50% down payment from customers, ensures strong cash flow and potential self-sufficiency without the need to continue to raise capital.

Although artisanally made, we are harvesting and making this product at industrial speeds, 50% cheaper than commercial brands you have been seeing on store shelves for years. This puts us at an advantage for strong cash flow, margins, and increased spending on marketing to promote our product in stores.

Zero Waste Mission

We utilize the entire anchovy, turning waste into valuable products like anchovy salt for cooking, animal feed, & even fertilizers. This zero-waste approach supports sustainability and creates additional revenue streams.

Zero Waste Mission

Regenerative Agriculture

Anchovy Salt / Rub For Cooking

Re-Sold For Other Producers

Use of Funds

We are sitting on contracts worth $14.5M, so with the capital raised via Wefunder, we will utilize this directly for growth and funding purchase orders. Our margin is over 50%, so with these orders, we are expecting over $7.5M in gross profit before expenses. (Note: future financial projections can not be guaranteed).



Use of Funds
Marketing
Funding Future Purchase Orders
Operations
WeFunder Fee
6.9%
9.3%
19.4%
64.4%
Son
The American Anchovy
We will use additional funds to go after government grants

We will invest significantly in marketing and brand building to educate consumers on how our fish sauce is different, both in how we make it, and the quality of our ingredients.

Overall, our capital will go towards marketing, operations, and funding future purchase orders to keep up with demand.

Let's Make The Next Billion Dollar Fish Together

Son Fish Sauce is not just a business for our team, it's our heritage. And our future. We are proud of our Vietnamese cultural (and culinary!)

our future. We are proud of our Vietnamese cultural (and culinary!) traditions, and we are determined to keep them going, and thriving, for decades (even centuries!) to come!

We are excited for the future growth of our business, and the potential of the American Anchovy to become the next billion-dollar fish...

...And we're also delighted to invite our customers and community -- fish sauce lovers everywhere! -- to become investors and owners with us, on our voyage.

Perks Included For Investing






Son Fish Sauce Product   **Premium Wok - $695 Retail Value**   **Branded Sandals**   **Hat and Hoodie Combo**